Filed Pursuant to Rule 433
Registration Statement No. 333-275570
Relating to
Preliminary Prospectus Supplement dated June 2, 2026
(the “preliminary prospectus supplement”)

FINAL TERM SHEET
Dated June 2, 2026
$2,000,000,000
ARCH CAPITAL GROUP LTD.
$600,000,000 5.250% Senior Notes due 2036
$1,400,000,000 5.950% Senior Notes due 2056
Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Arch Capital Group Ltd.
Security Type:	SEC Registered
Anticipated Ratings (Moody’s / S&P / Fitch):*	A3 / A- / A-
Trade Date:	June 2, 2026
Settlement Date:**	June 9, 2026 (T+5)
Active Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
Lloyds Securities Inc.
Passive Joint Book-Running Manager:	RBC Capital Markets, LLC
Co-Managers:	Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.
ANZ Securities, Inc.
Oversea-Chinese Banking Corporation Limited
TD Securities (USA) LLC
Security:	5.250% Senior Notes due 2036 (the “2036 Notes”)	5.950% Senior Notes due 2056 (the “2056 Notes”)
Principal Amount:	$600,000,000	$1,400,000,000
Issue Price:	100%	100%
Underwriting Discount:	0.650%	0.875%
Maturity:	June 15, 2036 (the “2036 Scheduled Maturity Date”); provided, that on such date, the applicable Conditions to Redemption (as defined below) are satisfied. If the Conditions to Redemption are not satisfied on such date, the 2036 Notes will mature on the 2036 Final Maturity Date (as defined below).	June 15, 2056 (the “2056 Scheduled Maturity Date”); provided, that on such date, the applicable Conditions to Redemption (as defined below) are satisfied. If the Conditions to Redemption are not satisfied on such date, the 2056 Notes will mature on the 2056 Final Maturity Date (as defined below).

Coupon:	5.250%	5.950%
Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, beginning on December 15, 2026 (long first coupon).	Semi-annually on June 15 and December 15 of each year, beginning on December 15, 2026 (long first coupon).
Day Count Convention:	30 / 360	30 / 360
Treasury Benchmark:	UST 4.375% due May 15, 2036	UST 4.75% due February 15, 2056
Treasury Benchmark Price; Yield:	99-11+; 4.455%	96-18; 4.972%
Spread to Treasury Benchmark:	+85 basis points	+100 basis points
Yield to Maturity:	5.305%	5.972%
Optional Redemption:	Provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the optional redemption payments were made on the 2036 Notes, the Issuer may redeem, at its option:	Provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the optional redemption payments were made on the 2056 Notes, the Issuer may redeem, at its option:
	● all or any portion of the 2036 Notes prior to March 15, 2036 (the date that is three months prior to the 2036 Scheduled Maturity Date), other than in the case of a redemption following the occurrence of a Tax Event, at a “make-whole” redemption price (as calculated in the preliminary prospectus supplement, discounted at a Treasury Rate plus 15 basis points) for the 2036 Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption;	● all or any portion of the 2056 Notes prior to December 15, 2056 (the date that is six months prior to the 2056 Scheduled Maturity Date), other than in the case of a redemption following the occurrence of a Tax Event, at a “make-whole” redemption price (as calculated in the preliminary prospectus supplement, discounted at a Treasury Rate plus 15 basis points) for the 2056 Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption;
	● all or any portion of the 2036 Notes on or after March 15, 2036, (other than in the case of a redemption following the occurrence of a Tax Event) at a redemption price for the 2036 Notes to be redeemed equal to 100% of the principal amount of the 2036 Notes, plus accrued and unpaid interest to, but not including, the date of redemption; and	● all or any portion of the 2056 Notes on or after December 15, 2056 (other than in the case of a redemption following the occurrence of a Tax Event) at a redemption price for the 2056 Notes to be redeemed equal to 100% of the principal amount of the 2056 Notes, plus accrued and unpaid interest to, but not including, the date of redemption; and
	● all of the 2036 Notes upon the occurrence of a Tax Event at any time during the life of the 2036 Notes, at a redemption price equal to 100% of the principal amount of the 2036 Notes, plus accrued and unpaid interest to, but not including, the date of redemption.	● all of the 2056 Notes upon the occurrence of a Tax Event at any time during the life of the 2056 Notes, at a redemption price equal to 100% of the principal amount of the 2056 Notes, plus accrued and unpaid interest to, but not including, the date of redemption.
	See “Description of Notes—Optional Redemption” and “Description of Notes—Redemption for Tax Purposes” in the preliminary prospectus supplement for more information.	See “Description of Notes—Optional Redemption” and “Description of Notes—Redemption for Tax Purposes” in the preliminary prospectus supplement for more information.

Conditions to Redemption Provisions:	“Conditions to Redemption” are satisfied in relation to any redemption on any day, including with respect to a scheduled redemption of or a planned purchase of the 2036 Notes, the following conditions are required to be satisfied: (i) the Solvency Capital Requirement is complied with immediately before and after the repayment or purchase of the 2036 Notes unless the capital represented by the 2036 Notes to be redeemed or repaid is replaced without delay with the issuance of capital having equal or better treatment as the 2036 Notes under the Group Rules (as defined in the preliminary prospectus supplement), approved by the BMA; and (ii) with regard to redemptions occurring prior to June 9, 2029, the BMA has given, and not withdrawn by such date, its prior consent to the redemption of the 2036 Notes and the payment of accrued and unpaid interest or to the purchase of the 2036 Notes; provided, that if under the Applicable Supervisory Regulations no such consent is required at the time in order for the 2036 Notes to qualify or continue to qualify, as applicable, as Tier 3 Capital of the Issuer or the Insurance Group, this clause (ii) shall not apply.	“Conditions to Redemption” are satisfied in relation to any redemption on any day, including with respect to a scheduled redemption of or a planned purchase of the 2056 Notes, the following conditions are satisfied : (i) the Solvency Capital Requirement is complied with immediately before and after the repayment or purchase of the 2056 Notes unless the capital represented by the 2056 Notes to be redeemed or repaid is replaced without delay with the issuance of capital having equal or better treatment as the 2056 Notes under the Group Rules (as defined in the preliminary prospectus supplement), approved by the BMA; and (ii) with regard to redemptions occurring prior to June 9, 2029, the BMA has given, and not withdrawn by such date, its prior consent to the redemption of the 2056 Notes and the payment of accrued and unpaid interest or to the purchase of the 2056 Notes; provided, that if under the Applicable Supervisory Regulations no such consent is required at the time in order for the 2056 Notes to qualify or continue to qualify, as applicable, as Tier 3 Capital of the Issuer or the Insurance Group, this clause (ii) shall not apply.
	If the applicable Conditions to Redemption are not satisfied on the 2036 Scheduled Maturity Date, then the 2036 Notes will not become due and payable on such date, interest will continue to accrue at the applicable rate set forth above and be payable on the interest payment dates and, following such 2036 Scheduled Maturity Date, the 2036 Notes will become due and payable on the earlier of (i) 10 business days after the applicable Conditions to Redemption become satisfied and would continue to be satisfied if the final redemption payment were made (so long as such requirements continue to be so satisfied on such 10th business day), and (ii) the date on which a Winding-Up occurs with respect to the Issuer (such date, as applicable, the “2036 Final Maturity Date”).	If the applicable Conditions to Redemption are not satisfied on the 2056 Scheduled Maturity Date, then the 2056 Notes will not become due and payable on such date, interest will continue to accrue at the applicable rate set forth above and be payable on the interest payment dates and, following such 2056 Scheduled Maturity Date, the 2056 Notes will become due and payable on the earlier of (i) 10 business days after the applicable Conditions to Redemption become satisfied and would continue to be satisfied if the final redemption payment were made (so long as such requirements continue to be so satisfied on such 10th business day), and (ii) the date on which a Winding-Up occurs with respect to the Issuer (such date, as applicable, the “2056 Final Maturity Date”).
	Repayment on the 2036 Scheduled Maturity Date will not be permitted if immediately before or after giving effect to the repayment of the 2036 Notes, the applicable Conditions to Redemption (as defined herein) are not satisfied.	Repayment on the 2056 Scheduled Maturity Date will not be permitted if immediately before or after giving effect to the repayment of the 2056 Notes, the applicable Conditions to Redemption (as defined herein) are not satisfied.

	If, at any time in the six months prior to the 2036 Scheduled Maturity Date, the Issuer does not (or would not after giving effect to the repayment of the 2036 Notes) satisfy the Conditions to Redemption, the Issuer will become subject to a “Replacement Capital Obligation.”	If, at any time in the six months prior to the 2056 Scheduled Maturity Date, the Issuer does not (or would not after giving effect to the repayment of the 2056 Notes) satisfy the Conditions to Redemption, the Issuer will become subject to a “Replacement Capital Obligation.”
	Under the Replacement Capital Obligation, the Issuer would be required to promptly begin using Commercially Reasonable Efforts, subject to the occurrence of a Market Disruption Event, to raise a sufficient amount of proceeds to repay the 2036 Notes from issuance of new capital instruments (other than common equity or common equity-linked instruments) having equal or better capital treatment as the 2036 Notes under the Group Rules (in each case, subject to the terms and conditions described in the “Description of Notes”). If the Replacement Capital Obligation is satisfied, or the Conditions to Redemption are otherwise satisfied through other means prior to the 2036 Scheduled Maturity Date, then the 2036 Scheduled Maturity Date will be the 2036 Final Maturity Date. Failure to use Commercially Reasonable Efforts to satisfy a Replacement Capital Obligation will not constitute a default or an event of default under the indenture or give rise to a right of acceleration of payment of the 2036 Notes or any similar remedy under the terms of the indenture or the 2036 Notes, but may constitute a breach of covenant under the indenture for which the sole remedy would be a suit to enforce specific performance of such covenant (subject to the provisions of the indenture described in the preliminary prospectus supplement).	Under the Replacement Capital Obligation, the Issuer would be required to promptly begin using Commercially Reasonable Efforts, subject to the occurrence of a Market Disruption Event, to raise a sufficient amount of proceeds to repay the 2056 Notes from issuance of new capital instruments (other than common equity or common equity-linked instruments) having equal or better capital treatment as the 2056 Notes under the Group Rules (in each case, subject to the terms and conditions described in the “Description of Notes”). If the Replacement Capital Obligation is satisfied, or the Conditions to Redemption are otherwise satisfied through other means prior to the 2056 Scheduled Maturity Date, then the 2056 Scheduled Maturity Date will be the 2056 Final Maturity Date. Failure to use Commercially Reasonable Efforts to satisfy a Replacement Capital Obligation will not constitute a default or an event of default under the indenture or give rise to a right of acceleration of payment of the 2056 Notes or any similar remedy under the terms of the indenture or the 2056 Notes, but may constitute a breach of covenant under the indenture for which the sole remedy would be a suit to enforce specific performance of such covenant (subject to the provisions of the indenture described in the preliminary prospectus supplement).
	Repayment of the 2036 Notes on the 2036 Scheduled Maturity Date is obligatory if the Conditions to Redemption are satisfied; further, the Replacement Capital Obligation will not apply if the Issuer remains in compliance with the Conditions to Redemption during the period beginning six months prior to the 2036 Scheduled Maturity Date.	Repayment of the 2056 Notes on the 2056 Scheduled Maturity Date is obligatory if the Conditions to Redemption are satisfied; further, the Replacement Capital Obligation will not apply if the Issuer remains in compliance with the Conditions to Redemption during the period beginning six months prior to the 2056 Scheduled Maturity Date.
	See “Description of Notes—Principal, Interest and Maturity” in the preliminary prospectus supplement for more information.	See “Description of Notes—Principal, Interest and Maturity” in the preliminary prospectus supplement for more information.
CUSIP / ISIN:	03939AAB3 / US03939AAB35	03939AAC1 / US03939AAC18

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**It is expected that delivery of the Notes will be made against payment therefor on or about June 9, 2026, which is the fifth business day following the date hereof (such settlement cycle being referred to as ‘‘T+5’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes earlier than the business day preceding settlement should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com; BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC at 1-212-834-4533; or Lloyds Securities Inc. at 1-212-930-5039 or by email at NALSIBondSyndicate@lbusa.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.
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